

February 2, 2022

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp.
c/o Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116

> **Re: Helix Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 21, 2022**
> **File No. 001-39630**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 Preliminary Proxy Statement on Schedule 14A filed on January 21, 2022

Certain Projected Financial Information, page 145

1. We note your revisions in response to our prior comment 3 and reissue in part. Please clarify which the jurisdictions you anticipate conducting commercial launch of your product in.

Phase 2b Clinical Trial in Psoriasis, page 192

2. We note that you provide Figure 5 on page 194 summarizing safety and tolerability results. Please revise to describe each serious adverse event, including the death, and whether they were assessed as drug-related.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Joel Rubinstein, Esq.